UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 6

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,730,742*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,730,742*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,730,742*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%**
14.	Type of Reporting Person IN

* As discussed herein, does not include 37,152 shares of Common Stock (as defined herein) underlying time-based restricted stock units (“RSUs”) and 43,077 performance-based restricted stock units (“PSUs”), each as granted to Ms. Johnson under the Company’s 2012 Stock Incentive Plan, as amended and restated from time to time (the “2012 Stock Incentive Plan”).

** Based on 110,974,963 shares of the issuer’s Common Stock outstanding on February 21, 2019 as reported in the issuer’s Form 10-K for the year ended December 31, 2018 filed with the Commission on March 1, 2019.

CUSIP No. 103304	Page 3 of 6

Item 1. Security and Issuer

This Amendment No. 10 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2006, as subsequently amended on August 8, 2006, April 24, 2007, December 22, 2008, October 23, 2009, February 4, 2010, November 22, 2010, May 27, 2011, August 15, 2013 and February 28, 2014 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

Marianne Boyd Johnson is filing this Amendment to report changes in Ms. Johnson’s beneficial ownership since the date of the prior amendment of the Schedule 13D. The information set forth under Item 4 hereof is incorporated herein by reference.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 1 is hereby incorporated by reference. Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service as a director of the Company.

Other than (i) as set forth herein, (ii) in Ms. Johnson’s capacity as a director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)    The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Ms. Johnson beneficially owns or may be deemed to beneficially own an aggregate of 7,730,742 shares of the Company’s Common Stock, consisting of:

•	27,875 shares subject to stock options granted under the 2012 Stock Incentive Plan that are exercisable within 60 days of April 22, 2019;

CUSIP No. 103304	Page 4 of 6

•	40,701 vested Career Restricted Stock Units under the 2012 Stock Incentive Plan, each representing a contingent right to receive one share of Common Stock upon retirement from the Company;

•	232,060 shares held directly;

•	5,182,040 shares held by BG-00 Limited Partnership (“BGLP”) of which the Marianne Boyd Gaming Properties Trust (“MBGPT”) is the general partner;

•	1,935,778 shares held as settlor, trustee and beneficiary of MBGPT (excluding shares held by BGLP);

•	39,917 shares held as a trustee of the Aysia Lynn Boyd Education Trust;

•	39,917 shares held as a trustee of the Taylor Joseph Boyd Education Trust;

•	38,627 shares held as a trustee of the William Samuel Boyd Education Trust;

•	39,917 shares held as a trustee of the T’Mir Kathleen Boyd Education Trust;

•	38,427 shares held as a trustee of the Josef William Boyd Education Trust;

•	24,519 shares held as a trustee of the Justin Boyd Education Trust; and

•	90,964 shares held by the Johnson Children’s Trust, Bruno Mark, trustee.

Ms. Johnson may be deemed to beneficially own the aforementioned shares held by the Johnson Children’s Trust, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Excluded from Ms. Johnson’s beneficial ownership are 37,152 shares of Common Stock underlying RSUs and 43,077 PSUs, each as granted to Ms. Johnson under the 2012 Stock Incentive Plan.

Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSUs are eligible to vest as follows:

•	13,528 shares of Common Stock underlying the RSUs will vest in full upon November 8, 2019;

•	10,030 shares of Common Stock underlying the RSUs will vest in full upon November 2, 2020;

•	9,669 shares of Common Stock underlying the RSUs will vest in full upon December 5, 2021; and

•	3,925 shares of Common Stock underlying the RSUs will vest in full upon February 13, 2022.

The RSUs are reported as shares of Common Stock beneficially owned by Ms. Johnson in her Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of April 22, 2019 and are therefore not included as beneficially owned by Ms. Johnson in this Amendment.

Each PSU represents a contingent right to receive up to a maximum of two shares of Company Common Stock upon vesting. The PSUs are eligible to vest as follows (where, in accordance with the preceding sentence, Ms. Johnson is eligible to receive up to a maximum of two times the number of shares listed in each bullet below depending on achievement of performance metrics, as described below):

•	13,528 PSUs granted in 2016 vest at the end of Fiscal Year 2019 upon Compensation Committee determination of Company performance against performance metrics (as described below);

•	15,045 PSUs granted in 2017 vest at the end of Fiscal Year 2020, upon Compensation Committee determination of Company performance against performance metrics (as described below); and

•	14,504 PSUs granted in 2018 vest at the end of Fiscal Year 2021, upon Compensation Committee determination of Company performance against performance metrics (as described below).

CUSIP No. 103304	Page 5 of 6

For PSUs granted through 2017, vesting is subject to the achievement of three performance metrics: (i) net revenue; (ii) EBITDA; and (iii) customer service score, with each of these three performance metrics weighted to represent one-third of the shares potentially payable on settlement of the PSUs. For PSUs granted in 2018, vesting is subject to the achievement of two performance metrics: (i) net revenue; (ii) EBITDAR, with net revenue weighted to represent one-third of the shares potentially payable on settlement of the PSUs and EBITDAR weighted to represent two-thirds of the shares potentially payable on settlement of the PSUs. The measurement period for PSUs commences on January 1 of the year following the grant year and runs through December 31 of the third year following the grant year. The achievement level of each performance metric will determine the final payout of shares under the award at the end of the measurement period. For the maximum payout of 200% to be earned, all performance metrics must be satisfied at a maximum performance level. In contrast, if none of the performance metrics achieves the minimum performance level, then no shares will be paid. Achievement between the payout points established by the Compensation Committee will be interpolated on a linear basis.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

(b)    The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Ms. Johnson holds sole dispositive and voting power over an aggregate of 7,639,778 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the RSUs and PSUs identified therein and the shares identified therein as being held by the Johnson Children’s Trust, dated June 24, 1996.

(c)     The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof:

On February 13, 2019, Ms. Johnson was awarded 3,925 RSUs for no consideration pursuant to the Company’s 2012 Stock Incentive Plan.

On March 1, 2019, Ms. Johnson received 26,317 shares underlying PSUs granted in 2015 that vested on March 1, 2019, and the Company withheld 10,355 shares from such award to pay for tax withholding obligations.

Other than the relevant transactions in the Company’s Common Stock disclosed above, there were no other transfers in the Company’s Common Stock effected during the 60 days prior to the date hereof by Ms. Johnson.

(d)     Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: April 22, 2019

By:	/s/ Marianne Boyd Johnson
Marianne Boyd Johnson